SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
Amendment No. 5
PVC Container Corporation

(Name of the Issuer)
COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)
693651101

(CUSIP Number of Class of Securities)
Jeffrey Shapiro
Chief Financial Officer
PVC Container Corporation
2 Industrial Way West
Eatontown, New Jersey 07724
(732) 542-0060

(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
with a copy to:
Charles W. Hardin, Esq.
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114
(216) 586-3939
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:	☐

Check the following box if the filing is a final amendment reporting the results of the transaction:	☐
Calculation of Filing Fee

Transaction	Amount of Filing
Valuation*	Fee**
$617,535.37	$72.69

*	For purposes of calculating the fee only, this amount assumes the aggregate cash payment of $617,535.37 by the Issuer to holders of shares of the Issuer’s Common Stock in lieu of fractional shares immediately following a 1-for-2,000 reverse stock split of the Issuer’s Common Stock. The aggregate cash payment is equal to the product of $2.39 per pre-split share and 258,383 pre-split shares, the number of shares the issuer assumes will be cashed out in the transaction.

**	Determined pursuant to Rule 0-11 as $617,535.37 multiplied by 0.0001177.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $72.69 Form or Registration No: Schedule 13E-3 Filing Party: PVC Container Corporation Date Filed: September 16, 2005

INTRODUCTION
     This Amendment No. 5 to Schedule 13e-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13e-3 (the “Schedule 13e-3”) filed with the Securities and Exchange Commission on September 16, 2005, amended by Amendment No. 1 filed on November 10, 2005, Amendment No. 2 filed on December 20, 2005, Amendment No. 3 filed on December 29, 2005 and Amendment No. 4 filed on January 9, 2006, (File No. 005-32486) by PVC Container Corporation, a Delaware corporation (the “Company”).
     Concurrently, with the filing of this Amendment No. 5 to Schedule 13e-3, the Company is filing a definitive information statement (the “Information Statement”) under Regulation 14C of the Exchange Act. A copy of the definitive Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.
     All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.
Item 1. Summary Term Sheet.
     The information required by this Item 1 is incorporated by reference to the section set forth in the Information Statement under the caption “Summary of Terms of Reverse Stock Split.”
Item 2. Subject Company Information.
     (a) Name and Address. PVC Container Corporation is the subject company. Its principal executive offices are located at 2 Industrial Way West, Eatontown, New Jersey 07724 and its telephone number is (732) 542-0060.
     (b) Securities. As of December 31, 2005, there were 7,042,393 outstanding shares of Common Stock of the Company.
     (c) Trading Market and Price. The Company’s Common Stock is traded on the OTC Bulletin Board under the symbol “PVCC.” The information set forth in the Information Statement under the caption “Trading Market and Price of our Common Stock and Dividend Policy” is incorporated herein by reference.
     (d) Dividends. No dividends have been paid by the Company on its Common Stock during the past two years. The information set forth in the Information Statement under the caption “Trading Market and Price of our Common Stock and Dividend Policy” is incorporated herein by reference.
     (e) Prior Public Offerings. None.
     (f) Prior Stock Purchases. None.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address. PVC Container Corporation, the subject company, is the filing person of this Schedule 13e-3. Its principal business offices are located at 2 Industrial Way West, Eatontown, New Jersey 07724 and its telephone number is (732) 542-0060. The directors of the Company are: Phillip L. Friedman (Chairman), William J. Bergen, Michael Sherwin, John F. Turben, Michael Lynch, John G. Nestor and Matthew Sheppard. The executive officers of the Company are: William J. Bergen (President and Chief Executive Officer), Phillip L. Friedman (Chairman) and Jeffrey Shapiro (Senior Vice President and Chief Financial Officer). The address of each officer and director is 2 Industrial Way West, Eatontown, New Jersey 07724.
     (b) Business and Background of Entities. Not applicable.
     (c) Business and Background of Natural Persons. With respect to each current officer and director of the Company:
     Phillip L. Friedman, 58, joined the Company in 1981 and served as President and Chief Executive Officer until he resigned on September 2, 2004 and was appointed Chairman of the Board. Prior to joining the Company, he was employed by Occidental Chemical Corporation (formerly Hooker Chemical Corporation), a leading manufacturer and supplier of PVC resins and compounds, for 12 years. His responsibilities at Occidental culminated in a five-year tenure as Manager of Business Development and Director of Commercial Development for the Polyvinyl Chloride Plastics Division. As the Director of Commercial Development, he was responsible for coordinating and commercializing various research and development projects within the plastics industry. He is a member of the Executive Committee of the Company.
     William J. Bergen, 41, joined the Company on September 2, 2004 when he was elected President and Chief Executive Officer and a Director. Mr. Bergen served as Vice President and General Manager—Plastics Americas Business Unit of Alcan, Inc., a provider of aluminum and packaging products, from 2003 to September 2004. Mr. Bergen served for eleven years in various capacities for International Paper Company, a paper, packaging and forest products company, including as General Manager of its Akrosil business from 2001 to 2003, Regional Vice President-Sherwood Packaging Division from 2000 to 2001 and Business Unit Manager of its Folding Carton business from 1997 to 2000.
     Jeffrey Shapiro, 56, has served as Chief Financial Officer since March 2000. Prior to joining the Company, he was employed as the Chief Operating Officer of Universal Process Equipment, a worldwide manufacturer of process equipment, from 1996 to 2000. Mr. Shapiro has nearly twenty years of experience in the printing and packaging industry and has held various executive positions from Vice President to Controller to Chief Financial Officer. Prior companies include Webcraft Technologies and Klearfold Packaging.
     John F. Turben, 70, has been a Director of the Company since 1996. Mr. Turben is Chairman and Chief Executive Officer of Kirtland Capital Corporation, a privately funded investment company founded by Mr. Turben in 1977. Prior to joining Kirtland, he served as Chairman of the Executive Committee and Vice Chairman of the Board of Prescott, Ball & Turben, an investment banking firm headquartered in Cleveland, and Chairman of the Executive Committee and Director of the Geneve Corp. Mr. Turben serves as Chairman of Instron Corporation, a materials testing manufacturer, and Fairport Asset Management LLC, and is Chairman of the Executive Committee of Fairmount Minerals, Ltd. Mr. Turben is a member of Kirtland Capital Partners’ Advisory Board, and he is a director of Stonebridge Industries, Inc., Gries Financial LLC, PDM Bridge LLC and NACCO Industries, Inc. He is a member of the Executive Committee.
     Michael Sherwin, 64, has been a Director of the Company since 1996. Mr. Sherwin has served as the Vice Chairman of Mid-West Forge Corporation, a manufacturer of shafts, since 1987 and as Chairman and Chief Executive Officer of Columbiana Boiler Company, a manufacturer of kettles, pressure vessels and transportation packages, since 1980. Prior to joining Mid-West Forge Corporation, Mr. Sherwin was the President of National City Venture Corporation and National City Capital Corporation, both subsidiaries of National City Corporation, a bank holding company. He is a member of the Executive Committee and Audit Committee.
     John G. Nestor, 60, has been a Director of the Company since 2001. Mr. Nestor is the President and a director of Kirtland Capital Corporation, a privately funded investment group, and has been associated with Kirtland since March 1986. Prior to joining Kirtland, Mr. Nestor spent 17 years at Continental Illinois Bank in a variety of lending positions. Mr. Nestor is a member of Kirtland Capital Partners’ Advisory Board, serves as Chairman of Essex Crane Rental Corp. and is a director of R Tape Corporation and PDM Bridge LLC. He is a member of the Audit Committee.
     Michael Lynch, 58, has been a Director of the Company since 2002. Mr. Lynch has served as the Senior Vice President of Oldcastle, Inc., a U.S. subsidiary of CRH pl, an international buildings materials company headquartered in Ireland, since 1982. Mr. Lynch has also served as the Chief Executive Officer of Allied Buildings Products Corp., which is a subsidiary of Oldcastle, Inc., since 2001. He is a member of the Audit Committee.
     Matthew Sheppard, 54, has been a Director of the Company since February 2005. Mr. Sheppard is Vice President, Corporate Development of DHL Danzas Air & Ocean (DDAO), a global logistics company. Prior to joining DDAO in 1995, Mr. Sheppard was a director and Chief Financial Officer of Radix Ventures, Inc., an investment holding company, and he held other various positions with Radix Ventures from 1980 until 1995 when Radix Ventures was acquired by Air-Express International Corporation, a predecessor company to DDAO. He is the sole member of the Special Committee.
     Each director and executive officer is a citizen of the United States, except Matthew Sheppard who is a citizen of the United Kingdom. No executive officer or director has been either (a) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), or (b) a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Special Factors,” “Background of the Reverse Stock Split,” “Fairness of the Reverse Stock Split to Stockholders,” “Effects of the Reverse Stock Split,” “Description of the Reverse Stock Split,” “Financing of the Reverse Stock Split” and “Costs of the Reverse Stock Split” is hereby incorporated by reference.
     (c) Different Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Special Factors,” “Effects of the Reverse Stock Split—Effects of the Reverse Stock Split on Holders of our Common Stock,” “Effects of the Reverse Stock Split—Effects of the Reverse Stock Split on Option Holders,” “Effects of the Reverse Stock Split—Potential Disadvantages of the Reverse Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders” and “Effects of the Reverse Stock Split—Material Federal Income Tax Consequences of the Reverse Stock Split” is hereby incorporated by reference.
     (d) Appraisal Rights. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split” and “Description of the Reverse Stock Split—Appraisal Rights” is incorporated herein by reference.
     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the caption “Fairness of the Reverse Stock Split to Stockholders—Procedural Fairness to All Stockholders” is incorporated herein by reference.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions. The Company has entered into a management agreement with Kirtland Capital Corp., pursuant to which Kirtland Capital Corp. receives $25,000 per month for the provision of management services. As of December 31, 2005, collectively, Kirtland Capital Partners II (“KCP II”) and Kirtland Capital Company II (“KCC II”) beneficially own 4,467,415 shares of Common Stock, which constitutes approximately 63.4% of the outstanding shares of Common Stock. Kirtland Capital Corp. is an affiliate of Enterprise Investors, Ltd. (“Enterprise”). Enterprise is the general partner that controls KCP II and has sole voting and investment power over the shares of Common Stock owned by KCP II. Enterprise is the general partner of Evergreen Partners II L.P., which is the managing member of KCC II, and has sole voting and investment power of the shares of Common Stock owned by KCC II. Mr. Turben is the Chairman of Kirtland Capital Corp. and Enterprise. Mr. Nestor is the President of Kirtland Capital Corp. and Enterprise. Messrs. Turben and Nestor are also the sole managing members of Enterprise. Messrs. Sherwin and Lynch, who are also members of the Company’s Board of Directors, serve on the advisory board of KCP II. Mr. Sherwin also serves as Vice Chairman of Mid-West Forge Corporation, a limited partner in KCP II. Mr. Sheppard, one of the Company’s directors and the sole member of the Special Committee, directly or indirectly beneficially owns approximately 17% of the outstanding equity of an entity that owns Lionheart Group Inc. (“Lionheart”). Lionheart beneficially owned approximately 14.0% of the outstanding shares of Common Stock as of December 31, 2005. The information set forth in the Information Statement under the caption “Interests of Certain Persons” is incorporated herein by reference.
     (b) Significant Corporate Events. None.
     (c) Negotiations or Contacts. None.
     (e) Agreements Involving the Company’s Securities. None.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (b) Use of Securities Acquired. The Company will make a cash payment of $2.39 per pre-split share of Common Stock in lieu of issuing fractional shares that would otherwise result from the Reverse Stock Split.
     (c) Plans.

     (1) None.
     (2) None.
     (3) The information set forth in the Information Statement under the captions “Effects of the Reverse Stock Split” and “Financing of the Reverse Stock Split” is incorporated herein by reference.
     (4) None.
     (5) None.
     (6) None.
     (7) The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Special Factors,” “Fairness of the Reverse Stock Split to Stockholders,” “Effects of the Reverse Stock Split,” “Description of the Reverse Stock Split” and “Conduct of the Company’s Business After the Reverse Stock Split” is incorporated herein by reference.
     (8) The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Special Factors,” “Fairness of the Reverse Stock Split to Stockholders,” “Effects of the Reverse Stock Split,” “Description of the Reverse Stock Split” and “Conduct of the Company’s Business After the Reverse Stock Split” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) Purposes. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split” and “Special Factors” is incorporated herein by reference.
     (b) Alternatives. The information set forth in the Information Statement under the caption “Special Factors—Strategic Alternatives Considered” is incorporated herein by reference.
     (c) Reasons. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Special Factors—Reasons for and Purposes of the Reverse Stock Split,” “Special Factors—Estimated Future Annual Savings to be Realized if the Company Goes Private,” “Special Factors—Estimated Future Savings to be Realized by not Complying with Section 404,” “Special Factors—Potential Disadvantages of the Reverse Stock Split” and “Special Factors—Strategic Alternatives Considered” is incorporated herein by reference.
     (d) Effects. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Special Factors,” “Effects of the Reverse Stock Split” and “Costs of the Reverse Stock Split” is hereby incorporated by reference.
Item 8. Fairness of the Transaction.
     (a) Fairness. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Special Factors—Estimated Future Annual Savings to be Realized if the Company Goes Private,” “Background of the Reverse Stock Split,” “Fairness of the Reverse Stock Split to Stockholders,” “Effects of the Reverse Stock Split,” “Description of the Reverse Stock Split” and “Recommendation of the Board with Respect to the Amendment and the Reverse Stock Split” is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.
     (b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Special Factors—Estimated Future Annual Savings to be Realized if the Company Goes Private,” “Special Factors—Estimated Future Savings to be Realized by not Complying with Section 404,” “Background of the Reverse Stock Split,” “Fairness of the Reverse Stock Split to Stockholders,” “Effects of the Reverse Stock Split,” “Description of the Reverse Stock Split” and “Costs of the Reverse Stock Split” is incorporated herein by reference.

     (c) Approval of Security Holders. The information set forth in the Information Statement under the captions “Fairness of the Reverse Stock Split to Stockholders — Procedural Fairness” and “Description of the Reverse Stock Split—Vote Required” is incorporated herein by reference.
     (d) Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction. The information set forth in the Information Statement under the caption “Fairness of the Reverse Stock Split to Stockholders — Procedural Fairness” is incorporated herein by reference.
     (e) Approval of Directors. The information set forth in the Information Statement under the caption “Background of the Reverse Stock Split” is incorporated herein by reference.
     (f) Other Offers. None.
Item 9. Reports, Opinions, Appraisals and Negotiations.
     (a) Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Background of the Reverse Stock Split” and “Fairness of the Reverse Stock Split to Stockholders” is incorporated herein by reference.
     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Background of the Reverse Stock Split” and “Fairness of the Reverse Stock Split to Stockholders,” in Annex B of the Information Statement and Exhibit (c) attached hereto is incorporated herein by reference.
     (c) Availability of Documents. The opinion of Lincoln Partners, which is attached as Annex B to the Information Statement, and presentation to the board of directors of the Company, which is attached hereto as Exhibit (c), will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.
Item 10. Source and Amounts of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Information Statement under the captions “Effects of the Reverse Stock Split,” “Financing of the Reverse Stock Split” and “Costs of the Reverse Stock Split” is hereby incorporated by reference.
     (b) Conditions. The information set forth in the Information Statement under the captions “Effects of the Reverse Stock Split,” “Financing of the Reverse Stock Split” and “Costs of the Reverse Stock Split” is hereby incorporated by reference.
     (c) Expenses. The information set forth in the Information Statement under the captions “Effects of the Reverse Stock Split,” “Financing of the Reverse Stock Split” and “Costs of the Reverse Stock Split” is hereby incorporated by reference.
     (d) Borrowed Funds. The information set forth in the Information Statement under the captions “Effects of the Reverse Stock Split,” “Financing of the Reverse Stock Split” and “Costs of the Reverse Stock Split” is hereby incorporated by reference.
Item 11. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Information Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
     (b) Securities Transactions. None.
Item 12. The Solicitation or Recommendation.
     (d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Special Factors,” “Background of the Reverse Stock Split” and “Description of the Reverse Stock Split” is hereby incorporated by reference.

     (e) Recommendations of Others. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Special Factors,” “Background of the Reverse Stock Split,” “Description of the Reverse Stock Split” and “Recommendation of the Board with Respect to the Amendment and the Reverse Stock Split” is hereby incorporated by reference.
Item 13. Financial Statements.
     (a) Financial Statements.
     (1) The information set forth in the Information Statement under the caption “Summary Financial Information” and Annex C to the Information Statement are incorporated herein by reference.
     (2) The information set forth in the Information Statement under the caption “Summary Financial Information” and Annex D to the Information Statement are incorporated herein by reference.
     (3) The information set forth in the Information Statement under the caption “Summary Financial Information” is incorporated herein by reference.
     (b) Pro Forma Information.
     (1) The information set forth in the Information Statement under the caption “Summary Financial Information—Summary Unaudited Pro Forma Financial Information” is incorporated herein by reference.
     (2) The information set forth in the Information Statement under the caption “Summary Financial Information—Summary Unaudited Pro Forma Financial Information” is incorporated herein by reference.
     (3) After giving effect to the Reverse Stock Split, at December 31, 2005, the book value per share would be $3,545 per share, which gives effect to the reduced number of shares of Common Stock outstanding.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The information set forth in the Information Statement under the captions “Background of the Reverse Stock Split,” “Fairness of the Reverse Stock Split to Stockholders,” “Effects of the Reverse Stock Split,” “Description of the Reverse Stock Split,” “Interests of Certain Persons” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
     (b) Employees and Corporate Assets. The information set forth in the Information Statement under the captions “Financing of the Reverse Stock Split” and “Costs of the Reverse Stock Split” is hereby incorporated by reference.
Item 15. Additional Information.
     (b) Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.
Item 16. Exhibits.
     (a) The revised Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.
     (b) Not applicable.

     (c) The Opinion of Lincoln Partners dated July 21, 2005 filed as Annex B to the Information Statement filed concurrently with this form is incorporated herein by reference. Lincoln Partners Fairness Opinion Presentation issued to the Board of Directors of PVC Container Corporation on July 21, 2005 is attached hereto as Exhibit (c).
     (d) Not applicable.
     (f) The information set forth in the Information Statement under the caption “Description of the Reverse Stock Split—Appraisal Rights” is incorporated herein by reference.
     (g) Not applicable.

SIGNATURE
     After due inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PVC CONTAINER CORPORATION
By:	/s/ Jeffrey Shapiro
Jeffrey Shapiro
Senior Vice President and Chief Financial Officer

Date: February 21, 2006

EXHIBIT INDEX

Exhibit No.	Description

(a)	Information Statement on Schedule 14C (filed with the Securities and Exchange Commission concurrently with this form and incorporated herein by reference).

(b)	The Opinion of Lincoln Partners dated July 21, 2005 (filed as Annex B to the Information Statement filed concurrently with this form and incorporated herein by reference).

(c)	Lincoln Partners Fairness Opinion Presentation issued to the Board of Directors of PVC Container Corporation on July 21, 2005.